FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: October 14, 2003

By:

/s/ Peter Barnes

Name

Its:

Executive Vice-President and Chief Financial Officer

(Title)

FOR IMMEDIATE RELEASE

October 14, 2003

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON RIVER COMPLETES C$120 MILLION EQUITY FINANCING

Vancouver, British Columbia:  October 14, 2003 – Wheaton River Minerals Ltd. is pleased to announce that it has closed its previously announced equity financing for gross proceeds of C$120 million.  Wheaton River issued and sold 38,100,000 units at a purchase price of C$3.15 per unit.  Each unit consists of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of C$3.10 at any time on or before August 25, 2008.  The Company plans to use the net proceeds of this financing for the advancement of its mineral properties, potential acquisitions and for general corporate purposes.

This press release is not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration and or an exemption from registration under applicable federal and state securities law.  The securities described in this press release have not been registered and may not be offered or sold in the United States absent registration or an applicable exemption from registration.  Any public offering of securities that may be made in the United States by the Company will be made by means of a prospectus that may be obtained from the Company or the selling security holder and that will contain detailed information about the Company and its management, as well as financial statements.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.